Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SUPPL





Our Ref: LB/CS/24/3

Your Ref: 82-2782

28 September 2006

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of stock exchange announcements issued on behalf of Kelda Group plc from 17 August to 28 September 2006.

- Notification of Major Interests in Shares – Barclays Plc
- Notification of Major Interests In Shares - Deutsche Bank AG
- Director/Shareholding

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Registered Office
Kelda Group plc, Western House
Halifax Road, Bradford BD6 2SZ
Registered in England and Wales
No 2366627

Regulatory Announcement

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KeldaGroup



Company	Kelda Group PLC
TIDM	KEL
Headline	Director/PDMR Shareholding
Released	15:28 28-Sep-06
Number	PRNUK-2809

NOTIFICATION OF INTEREST OF DIRECTORS AT KELDA GROUP plc

Kelda Group plc ('Kelda') has been notified today that Kelda Group Employees' Trustees Limited ('the Trustee') the trustee of an employee benefit trust established by Kelda in 1996, today, transferred the following number of ordinary shares to directors of Kelda under a long term incentive plan ('the Plan') established by Kelda pursuant to the rules of the Plan. The transfer of shares is pursuant to a conditional award of shares made on 3 September 2003.

Martin Towers	7,921 Ordinary Shares
Kevin Whiteman	15,843 Ordinary Shares

Pursuant to the Plan, the Trustee sold 5,524 of the shares transferred to Mr Towers and 11,048 of the shares transferred to Mr Whiteman to meet tax liabilities arising from the transfers.

The Trustee has also awarded 151,902 Ordinary Shares to participants, not being directors of Kelda, under the Plan. 44,372 of those shares have been sold to meet tax liabilities.

All employees of Kelda (including executive directors) are potential beneficiaries of the employee benefit trust and as such, are deemed by the Companies Act 1985 to be interested in all of the shares held in the Trust.

For further information contact:-

Philip Hudson,

Group Company Secretary

Tel:- 01274 804110

End.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	14:45 18-Aug-06
Number	PRNUK-1808


KeldaGroup

Kelda Group plc announces that it has received notification today, dated 18 August 2006, from Deutsche Bank AG, and its subsidiary companies, that they no longer have a notifiable interest in the ordinary shares of Kelda Group plc.

END.

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Regulatory Announcement



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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	17:20 17-Aug-06
Number	PRNUK-1708


KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   Kelda Group plc

2. Name of shareholder having a major interest

   Barclays Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York	26,552
Barclays Capital Nominees Limited	250,148
Barclays Capital Nominees Limited	160,392
Barclays Global Investors Canada	25,674
Barclays Trust Co DMC69 C 000000000000000000	1,800
Barclays Trust Co R69 C 000000000000000000	20,197
BNP Paribas	48,287
Chase Nominee Ltd A/c 16376	182,146
Chase Nominee Ltd A/c 20947	2,202,144
Chase Nominee Ltd A/c 21359	214,177
Chase Nominee Ltd A/c 28270	118,187
Chase Nominee Ltd A/c 28270	10,389
CIBC Mellon Global Securities	36,248
Clydesdale Nominees HGB0125 A/c 00068640801	7,100
Gerrard Nominees Limited A/c 607486	600

Greig Middleton Nominees Limited (GM1)	16,250
Investors Bank and Trust Co.	6,031
Investors Bank and Trust Co.	151,645
Investors Bank and Trust Co.	34,423
Investors Bank and Trust Co.	793,555
Investors Bank and Trust Co.	10,762
Investors Bank and Trust Co.	39,212
Investors Bank and Trust Co.	63,879
Investors Bank and Trust Co.	1,866,173
Investors Bank and Trust Co.	3,381
Investors Bank and Trust Co.	115,221
Investors Bank and Trust Co.	24,448
Investors Bank and Trust Co.	375,284
Investors Bank and Trust Co.	1,899,923
Investors Bank and Trust Co.	89,362
Investors Bank and Trust Co.	64,505
JP Morgan (BGI Custody) A/c 16331	100,921
JP Morgan (BGI Custody) A/c 16338	22,548
JP Morgan (BGI Custody) A/c 16341	38,209
JP Morgan (BGI Custody) A/c 16341	197,610
JP Morgan (BGI Custody) A/c 16342	47,033
JP Morgan (BGI Custody) A/c 16344	12,262
JP Morgan (BGI Custody) A/c 16345	25,100
JP Morgan (BGI Custody) A/c 16400	2,799,509
JP Morgan (BGI Custody) A/c 18409	280,478
JPMorgan Chase Bank	32,902
JPMorgan Chase Bank	267,583
JPMorgan Chase Bank	3,408
JPMorgan Chase Bank	18,581
JPMorgan Chase Bank	23,069
JPMorgan Chase Bank	4,374
JPMorgan Chase Bank	3,453

NOT DISCLOSED	not disclosed	Not disclosed	NOT DISCLOSED

9. Class of security

Ordinary Shares of 15 5/9 pence

10. Date of transaction

NOT DISCLOSED

11. Date company informed

17 August 2006

12. Total holding following this notification

14,251,975

13. Total percentage holding of issued class following this notification

3.98%

14. Any additional information

15. Name of contact and telephone number for queries

Christopher Hill - 01274 804135

16. Name and signature of authorised company official responsible for making this notification

Lesley Bryenton

Date of notification:17 August 2006

END

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